Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Fiscal Year Ended
	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007	September 30, 2006
Earnings:
(Loss) earnings before provision for income taxes	$(54,991)	$(2,154,130)	$(327,272)	$148,489	$53,223
Fixed charges	133,603	142,400	140,311	6,072	4,234
Interest capitalized during the period	(25)	(372)	(533)	—	—
Amortization of capitalized interest	—	—	—	—	—

Total earnings (losses)	$78,587	$(2,012,102)	$(187,494)	$154,561	$57,457

Fixed charges:
Interest expense	$127,107	$134,957	$133,043	$2,511	$1,230
Interest capitalized during the period	25	372	533	—	—
Estimate of interest within rental expense	6,471	7,071	6,735	3,561	3,004

Total fixed charges	$133,603	$142,400	$140,311	$6,072	$4,234

Ratio of earnings to fixed charges (a)	—	—	—	25.45	13.57

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net (loss) income plus the provision for income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and an estimate of the interest portion of rental expense. Interest expense recorded on uncertain tax positions has been recorded in the provision for income taxes and therefore has been excluded from the calculation.

(a)	In 2010, 2009 and 2008, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $55.0 million, $2.15 billion and $327.8 million, respectively.